______________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

STANFORD MANAGEMENT LTD.
(Name of Registrant as Specified in its charter)

DELAWARE	001-33090	98-0413066
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2431 M. de la Cruz Street, Pasay City, The Philippines	---
(Address of principal executive offices)	(Zip Code)

 632-813-1139
Issuer's telephone number

STANFORD MANAGEMENT LTD.
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL
PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF
KUSHI RESOURCES INC.

General

This Information Statement is being mailed commencing on or about January 25, 2011 by Stanford Management Ltd. (the "Company") to holders of record of the Company's voting stock, common stock, par value $0.001 per share on January 25, 2011 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1.

Changes in Control

On January 24, 2011, the Company entered into an amended Acquisition Agreement to acquire 100 percent of the issued and outstanding common stock of Organ Transport Systems, Inc. from its current sole shareholder, Healthcare of Today, Inc. in exchange for common  shares of the Company equal to sixty (60) percent of the resulting total common shares issued and outstanding, which shares thereafter will be non-diluting, so that any issue of additional common shares will result in the issue of common shares to Healthcare of  Today, Inc,. so that it will always maintain 60 percent voting control of the Company.  The acquisition transaction is expected to close on January 31, 2010.

As part of the Acquisition Agreement and the closing of the acquisition transaction, Jancy Gregorio, the Chief Executive Officer, President and director of the Company, and Reynan Ballan, Secretary, Treasurer Chief Financial Officer, and director of the Company, agreed to resign and to appoint the following to replace them:

Michael B. Holder, MBA                                                      President, Director and CEO
Hyman P. White                                                                     Secretary/Treasurer and Director

The resignations of Mr. Gregorio and Mr. Ballan, and the appointments of Michael B. Holder and Hyman P. White, will not be effective until at least ten (10) days have passed after this Information Statement is mailed or delivered to all the Company’s stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, or February 7, 2011.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.
YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Voting Securities Of The Company

As of January 25  ,2011 (the “Record Date”), there were 52,170,000 shares of the Company’s common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.  Absent the issuance of any additional shares in payment or conversion of outstanding debt of the Company, a total of 78,255,000 common shares will be issued to Healthcare of Today, Inc. at Closing, representing sixty percent of the common shares then outstanding.

Security Ownership Of Certain Beneficial Owners And Management

The following table sets forth certain information concerning the number of shares of the Company’s Common Stock owned beneficially as of the Record Date by: (i) each of the Company’s directors and each of the Company’s named executive officers; (ii) the Company’s named executive officers and directors as a group; and (iii) each person (including any group) known to the Company to own more than 5% of any class of the Company’s voting securities. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown:

Title or Class	Name and Address of Beneficial Owner (1)	Amount of Beneficial Ownership (2)	Percent of Class(3)

Common Stock	Jancy Gregorio 2432 M. de la Cruz Street Pasay City, Metro Manila, Philippines	8,000,000 (4)	15
Common Stock	Reynan Ballan 2429 M. de la Cruz Street Pasay City, Metro Manila, Philippines	0	-

Common Stock	Ownership of all Directors and Officers as a group	8,000,000	15

(1)	Jancy Gregorio has sole voting power and sole dispositive power as to all the shares shown as beneficially owned by him.
(2) (3)
Under Rule 13-d of the Exchange Act, shares not outstanding but subject to options, warrants, rights and conversion privileges pursuant to which such shares may be required in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owed by the person having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.   None of the directors of Stanford have any options, warrants, rights or conversion privileges outstanding.

Does not take into account the shares to be issued in the acquisition transaction

(4)
The shares held by Jancy Gregorio are restricted since they were issued to a director in compliance with an exemption from registration by Section 4(2) of the Securities Act of 1933, as  amended.  After these shares have been held for more, than one year, Jancy Gregorio could sell a percentage of his shares based on one percent of the issued and outstanding shares of Stanford.  In other words, Gregorio’s shares can be sold after the expiration of one year in compliance with the provisions of Rule 144.   The share certificate bears a ‘stop transfer’ legend on it.  As at August 31, 2010, the number of shares which could presently be sold pursuant to Rule 144 is 521,700 shares. After his resignation as an officer and director. Mr. Yancey will no longer be subject to these limitations after as 90 day waiting period, and his shares will then be eligible for trading under Rule 144.

Directors And Executive Officers

The Company anticipates that the  Acquisition Agreement will close on or before January 31, 2011 (the “Closing Date”), which is less than ten (10) days after the date that this Information Statement is being mailed or delivered to the Company’s stockholders. The resignations of Mr. Gregorio and Mr. Ballan will be delivered at closing, and the appointments of Michael B. Holder and Hyman P. White will be made on the same date; however, none of the resignations or appointments will become effective until February 7, 2011, which is 10 days after the date that this Information Statement is being mailed or delivered to the Company’s stockholders.  The following table sets forth information regarding the Company’s current executive officers and directors and the proposed executive officers and directors of the Company:

Current:

Name	Age	Position Held	Term as Director Since

Jancy Boy Gregorio	31	President, CEO and Director	2007

Reynan Ballan	32	CFO, CAO, Secretary Treasurer and Director	2007

Proposed:

Name	Age	Position Held	Term as Director Since

Michael B. Holder	48	President, CEO and Director	2011

Hyman P. White	67	Secretary Treasurer and Director	2011

The directors of Stanford serve for a term of one year and until their successors are elected at Stanford’s Annual Shareholders’ Meeting and are qualified, subject to removal by Stanford’s shareholders.   Each officer serves, at the pleasure of the Board of Directors, for a term of one year and until his successor is elected at a meeting of the Board of Directors and is qualified.

 Set forth below is a brief description of the background and business experience for at least the past five years of each of the listed executive officers and directors.

Jancy Gregorio attained a Bachelor of Science degree in Geology in 1999 from the University of the Far East in Manila, Philippines after attending four years of university.   Presently he is active in carrying out tests on mining sites in the Philippines.

Reynan Ballan is a professional geologist who obtained his Bachelor of Science degree in 2000 from Ateneo University in Manila, Philippines.  He is presently employed in conducting geological surveys of mineral properties in the Philippines.

Michael B. Holder is an experienced executive with over 20 years of demonstrated success in operational, fund-raising, and transactional capacities. Prior to his current role, Mr. Holder ran the technology solutions business for Premier Inc., an $18 billion hospital supplier. During Mr. Holder’s career, he has served as an executive with both another leading healthcare company, BeaconEye Inc., where he completed an IPO and a strategic sale of the company, and with the Sam Walton family private equity fund, Heartland Capital Partners. Mr. Holder has led corporate development activities for AMR Corporation. Mr. Holder received his M.B.A. from the Wharton School of Business, his B.S. in Business Administration from the University of North Carolina, and previously earned a CPA designation in Texas.

Hyman P. White is the founder of Organ Transport Systems, Inc. and served as CEO until 2004 at which time he assumed his current position. Prior to OTS, his career includes almost 30 years of  experience in the medical technology and device marketplace primarily with Baxter, C.R Bard,  Motorola and TechLease. Mr. White served in and was honorably discharged from the United States Air Force. Mr. White earned his B.B.A. in Business and Marketing from the University of
North Texas.

Terms of Officers

The Company’s officers are appointed by the Company’s Board of Directors and hold office until removed by the Board.

Legal Proceedings Involving Directors, Executive Officers And Certain Beneficial Owners

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s Common Stock (beneficially or of record) is a party adverse in interest to the Company.

Certain Relationships And Related Transactions

Other than the changes of control disclosed under the heading “Changes In Control” above, none of the following parties has, since the beginning of the Company’s last fiscal year, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

•	Any of our directors or officers;

•	Any person proposed as a nominee for election as a director;

•	Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;

•	Any of our promoters; and

•	Any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the foregoing persons.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s securities (the “Reporting Persons”) to file reports of ownership and changes in ownership with the SEC. The Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on a review of such reports received by the Company, the Company believes that, during the last fiscal year, all Reporting Persons complied with all Section 16(a) filing requirements applicable to them.

Director Independence

The Company’s common stock is quoted on the OTC Bulletin Board interdealer quotation system, which does not have director independence requirements. Under FINRA Rule 4200(a)(15), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation. As such, none of the Company’s existing or proposed directors can be classified as an independent director under this definition.

Audit, Nominating And Compensation Committees

The Company does not have standing audit, nominating or compensation committees of its Board of Directors. As such, the Company’s sole member of the Board of Directors performs these functions. The Company does not have charters for any of the above committees.

Meetings Of Directors

There were no meetings of the Board of Directors during the last full fiscal year and all actions taken by the Board of Directors were taken by consent resolution. The Company did not hold an annual meeting of the Company’s security holders during the prior fiscal year and does not have a policy requiring attendance by members of the Board of Directors.

Compensation Of Executive Officers And Directors

The Company has not paid any compensation to Mr. Gregorio, the Chief Executive Officer and Director, or Mr. Ballan, the Chief Financial Officer, Secretary and Treasurer and Director of the Company.

Outstanding Equity Awards At Fiscal Year-End

The Company has not granted any equity awards since its inception.

Employment Contracts

The Company has no employment contracts, termination of employment or change-in-control arrangements with any of its executive officers or directors.

Other Information

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549 and are available on the SEC’s website at www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS
STANFORD MANAGEMENT LTD.

Dated: January 24, 2011

/s/ Jancy Boy Gregorio
JANCY BOY GREGORIO
Chief Executive Officer, President and
Director